Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed Interim Consolidated Financial Statements

March 31, 2018

(Unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2018	2017

Revenue	4	$245,592	$237,466
Cost of sales	5	(168,869)	(194,379)
Gross margin		76,723	43,087

Operating expenses	6	(30,285)	(40,657)
Corporate administration expenses		(4,893)	(4,492)
Other expenses		(2,678)	(737)
Income (loss) before finance items and taxes		38,867	(2,799)

Finance items
Finance income	7	38,895	37,906
Finance costs	7	(23,986)	(43,808)
		14,909	(5,902)
Income (loss) from operations before taxes		$53,776	$(8,701)

Income and other taxes		25,928	38,417
Income for the period		$79,704	$29,716

Attributable to owners of Turquoise Hill Resources Ltd.		85,692	40,968
Attributable to owner of non-controlling interest		(5,988)	(11,252)
Income for the period		$79,704	$29,716

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	18	$0.04	$0.02

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2018	2017

Income for the period	$79,704	$29,716

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	(3,200)	2,674

Items that have been reclassified to income:
Gain on revaluation of marketable securities transferred to the statement of income	-	(39)
Other comprehensive income (loss) for the period (a)	$(3,200)	$2,635

Total comprehensive income for the period	$76,504	$32,351

Attributable to owners of Turquoise Hill	82,492	43,603
Attributable to owner of non-controlling interest	(5,988)	(11,252)
Total comprehensive income for the period	$76,504	$32,351

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2018 (2017: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2018	2017

Cash generated from operating activities before interest and tax	17	$14,680	$88,480

Interest received		19,019	12,338
Interest paid		(12,221)	(12,644)
Income and other taxes paid		(2,068)	(1,886)
Net cash generated from operating activities		19,410	86,288

Cash flows from investing activities
Receivable from related party: amounts withdrawn	19	320,000	30,000
Expenditures on property, plant and equipment		(285,716)	(147,876)
Proceeds from sale and redemption of financial assets		-	63
Cash generated from (used in) investing activities		$34,284	$(117,813)

Cash flows from financing activities
Cash generated from financing activities		$-	$-

Effects of exchange rates on cash and cash equivalents		(44)	56
Net increase (decrease) in cash and cash equivalents		$53,650	$(31,469)

Cash and cash equivalents - beginning of period		$1,444,783	$1,417,754
Cash and cash equivalents - end of period		1,498,433	1,386,285
Cash and cash equivalents as presented on the balance sheets		$1,498,433	$1,386,285

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	March 31, 2018	December 31, 2017

Current assets
Cash and cash equivalents	8	$1,498,433	$1,444,783
Inventories	9	301,679	274,142
Trade and other receivables		35,114	29,089
Prepaid expenses and other assets		58,137	49,552
Receivable from related party	10	1,099,633	1,367,586
		2,992,996	3,165,152

Non-current assets
Property, plant and equipment	11	7,661,759	7,346,972
Inventories	9	40,640	43,379
Deferred income tax assets	14	506,142	473,742
Receivable from related party and other financial assets	10	1,748,915	1,804,074
		9,957,456	9,668,167
Total assets		$12,950,452	$12,833,319

Current liabilities
Trade and other payables	12	$474,008	$435,869
Deferred revenue		60,231	67,598
		534,239	503,467

Non-current liabilities
Borrowings and other financial liabilities	13	4,162,871	4,159,119
Deferred income tax liabilities	14	30,613	25,788
Decommissioning obligations	15	126,909	125,721
		4,320,393	4,310,628
Total liabilities		$4,854,632	$4,814,095

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,194	1,558,102
Accumulated other comprehensive income		519	3,719
Deficit		(3,995,816)	(4,081,508)
Equity attributable to owners of Turquoise Hill		8,995,019	8,912,435
Attributable to non-controlling interest	16	(899,199)	(893,211)
Total equity		$8,095,820	$8,019,224
Total liabilities and equity		$12,950,452	$12,833,319

Commitments and contingencies (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on May 8, 2018 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Three Months Ended March 31, 2018		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Income for the period	-	-	-	85,692	85,692	(5,988)	79,704
Other comprehensive loss for the period	-	-	(3,200)	-	(3,200)	-	(3,200)
Employee share plans	-	92	-	-	92	-	92
Closing balance	$11,432,122	$1,558,194	$519	$(3,995,816)	$8,995,019	$(899,199)	$8,095,820

Three Months Ended March 31, 2017		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986

Income for the period	-	-	-	40,968	40,968	(11,252)	29,716
Other comprehensive income for the period	-	-	2,635	-	2,635	-	2,635
Employee share plans	-	100	-	-	100	-	100
Closing balance	$11,432,122	$1,558,013	$2,233	$(4,221,787)	$8,770,581	$(834,144)	$7,936,437

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations

The condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on May 8, 2018. Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at March 31, 2018.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia.    Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS.

(b)	Changes in accounting policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of IFRS 9, Financial Instruments, and the adoption of IFRS 15, Revenue from Contracts with Customers, both of which were effective and have been applied from January 1, 2018. The impact of adoption and the accounting policies applied with regards to IFRS 9 and IFRS 15 are discussed in Note 2(b)(i) and Note 2(b)(ii), respectively.

(i) Financial instruments under IFRS 9

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b) Changes in accounting policies (continued)

As a result of the adoption of IFRS 9, the Company made an election upon initial recognition for equity instruments existing at January 1, 2018 and previously classified as available-for-sale, to satisfy the conditions for classification as fair value through other comprehensive income (“FVOCI”). Fair value movements and gains or losses realized on the sale of financial assets at FVOCI will not be reclassified to the consolidated statement of income. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The change did not impact the carrying value of any of the Company’s financial assets on the transition date.

The Company’s financial assets previously classified as loans and receivables and measured at amortized cost continue to be classified at amortized cost with the exception of the Company’s investments in money market funds and provisionally priced trade receivables that are classified as financial assets at fair value through profit and loss.

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, fair value through other comprehensive income or at amortized cost.

Classification

The Company determines the classification of financial instruments at initial recognition.

The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest (“SPPI”).

A debt instrument held under a business model under which financial assets may be either held to collect contractual cash flows or sold is classified as held at fair value through other comprehensive income if the SPPI criteria are met. Any other financial assets are classified at fair value through profit or loss.

Debt instruments are classified as current or non-current assets based upon their maturity date.

Equity instruments that are held for trading are classified as fair value through profit or loss. For other equity instruments, on the day of acquisition, the Company is able to make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income.

Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss (such as instruments held for trading or derivatives) or where the Company has opted to measure at fair value through profit or loss.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b) Changes in accounting policies (continued)

Measurement

a)	Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the consolidated statements of income. Realized and unrealized gains and losses arising from changes in fair value are included in the consolidated statement of income in the period in which they arise. Where the Company has elected to recognize a financial liability at fair value through profit or loss, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income.

b)	Financial assets at fair value through other comprehensive income

Investments in equity instruments at fair value through other comprehensive income are initially recognized at fair value plus transaction costs. Subsequent to initial recognition, they are measured at fair value, with gains and losses recognized in other comprehensive income.

c)	Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus transaction costs, and subsequently carried at amortized cost less any impairment charges.

d)	Derivative financial instruments

Derivatives are classified as fair value through profit or loss. Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based derivatives resulting from provisionally priced concentrate are classified as fair value through profit or loss with changes in value recognized in revenue.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit loss for performing assets and the lifetime expected credit loss if the credit risk on the financial asset has increased significantly since initial recognition. For financial assets that are credit impaired at inception, the Company recognizes the expected lifetime credit loss allowance and any interest revenue is calculated on the net carrying amount.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b) Changes in accounting policies (continued)

Derecognition

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within finance income and finance costs, respectively. Gains or losses on equity instruments designated as fair value through other comprehensive income remain within accumulated other comprehensive income.

(ii) Revenue from contracts with customers under IFRS 15

The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time.

The Company concluded that there were no measurement differences between IAS 18, Revenue, and IFRS 15, Revenue from Contracts with Customers. However, additional disclosures were required under IFRS 15 related to movements in the fair value of trade receivables, which are disclosed separately within the revenue note (Note 4).

The following is the new accounting policy for revenue under IFRS 15:

Sales revenue

The Company generates revenue from the sale of concentrate containing copper, gold and silver. Sales revenue is recognized on individual sales to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company considers five steps in assessing whether all of the criteria are met:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations; and
•	recognize revenue when or as a performance obligation is satisfied.

The Company satisfies its performance obligation and sales revenue is recognized at the point in time when the product is delivered as specified by the customer, which is typically upon loading of the product to the customer’s truck, train or vessel. The Company considers that control has passed when there is a present obligation to pay; physical possession, legal title and the risks and rewards of ownership have all passed to the customer; and the customer has accepted the concentrate. The Company recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all the criteria for revenue recognition.

In order to determine the transaction price, revenue from contracts with customers is measured by reference to the forward price for the commodities for the expected quotation period and the Company’s best estimate of contained metal at the date revenue is recognized. Concentrate is provisionally priced whereby the selling

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b) Changes in accounting policies (continued)

price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract.

At each reporting date, the receivable is marked to fair value based on the forward selling price for the quotation period stipulated in the contract. The change in fair value of the receivable subsequent to the date of revenue recognition is recognized within ‘Revenue’ on the face of the statements of income and is shown separately as ‘other revenue’ in the notes to the consolidated financial statements.

Mining royalties are included in operating expenses.

(c) New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2018, and have not been applied in preparing these condensed interim consolidated financial statements. The following standard may have an effect on future consolidated financial statements of the Company:

(i)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated balance sheet with the exception of short term (under 12 months) and low value leases, and to define how leases and liabilities are measured. Under the new standard, a lessee is in essence required to:

a)

Recognize all lease assets and liabilities (including those currently classed as operating leases) on the balance sheet, initially measured at the present value of the lease payments not paid at that date;

b)	Recognize amortization of lease assets and interest on lease liabilities in the statement of income over the lease term; and

c)

Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (which companies can choose to present within operating or financing activities consistent with presentation of any other interest paid) in the statement of cash flows.

The Company is currently evaluating the impact of IFRS 16. Generally, it is expected that under IFRS 16, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use. This will include those classified as operating leases under the existing standard. Information on the undiscounted amount of the Company’s operating lease commitments at March 31, 2018 under IAS 17, the current lease standard, is disclosed within Note 20. In addition to the increase in assets and liabilities, the Company expects an increase in depreciation and accretion expenses and also an increase in cash generated from operating activities due to the removal of operating lease payments. Cash outflows from financing activities are expected to increase as finance lease principal payments will be treated as financing cash flows.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(c) New standards and interpretations not yet adopted (continued)

To date, work has focussed on the identification of the provisions of the standard that will mostly impact the Company, together with a detailed review of contracts and financial reporting impacts. This work will continue during 2018 together with an assessment of likely changes to systems. The Company intends to apply the modified retrospective approach and will not restate comparative amounts for the year prior to first adoption.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment

	Three Months Ended March 31, 2018
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$245,592	$-	$245,592
Cost of sales	(168,869)	-	(168,869)
Gross margin	76,723	-	76,723

Operating expenses	(41,728)	11,443	(30,285)
Corporate administration expenses	-	(4,893)	(4,893)
Other expenses	(2,402)	(276)	(2,678)
Income before finance items and taxes	32,593	6,274	38,867

Finance items
Finance income	13,769	25,126	38,895
Finance costs	(94,238)	70,252	(23,986)
Income (loss) from operations before taxes	$(47,876)	$101,652	$53,776

Income and other taxes	30,264	(4,336)	25,928
Income (loss) for the period	$(17,612)	$97,316	$79,704

Depreciation and depletion	56,329	-	56,329
Capital additions	370,228	-	370,228
Total assets	8,622,660	4,327,792	12,950,452

(a)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the three months ended March 31, 2018, all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $37.8 million, $37.3 million, $35.1 million, $31.1 million and $26.9 million (March 31, 2017 - $70.3 million, $60.3 million and $43.7 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Three Months Ended March 31, 2017
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$237,466	$-	$237,466
Cost of sales	(194,379)	-	(194,379)
Gross margin	43,087	-	43,087

Operating expenses	(48,391)	7,734	(40,657)
Corporate administration expenses	-	(4,492)	(4,492)
Other income (expenses)	(1,488)	751	(737)
Income (loss) before finance items and taxes	(6,792)	3,993	(2,799)

Finance items
Finance income	16,920	20,986	37,906
Finance costs	(91,622)	47,814	(43,808)
Income (loss) from operations before taxes	$(81,494)	$72,793	$(8,701)

Income and other taxes	48,401	(9,984)	38,417
Income (loss) for the period	$(33,093)	$62,809	$29,716

Depreciation and depletion	79,302	16	79,318
Capital additions	220,402	-	220,402
Total assets	7,239,375	5,344,563	12,583,938

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

4.	Revenue

	Three Months Ended March 31, 2018
	Revenue from
	contracts with	Other
	customers	revenue (a)	Total revenue
Total revenue:
Copper	$207,488	$(5,422)	$202,066
Gold	39,001	1,281	40,282
Silver	3,209	35	3,244
	$249,698	$(4,106)	$245,592

	Three Months Ended March 31, 2017
	Revenue from
	contracts with	Other
	customers	revenue (a)	Total revenue
Total revenue:
Copper	$189,470	$7,060	$196,530
Gold	36,310	1,196	37,506
Silver	3,188	242	3,430
	$228,968	$8,498	$237,466

(a)	Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Three Months Ended March 31,
	2018	2017

Production and delivery	$114,625	$120,746
Depreciation and depletion	55,610	78,288
Reversal of provision against carrying value of inventories (Note 9)	(1,366)	(4,655)
	$168,869	$194,379

6.	Operating expenses

	Three Months Ended March 31,
	2018	2017

Oyu Tolgoi administration expenses	$18,207	$25,369
Royalty expenses	14,913	14,349
Inventory write down reversals (a)	(9,994)	(6,154)
Selling expenses	6,440	5,805
Depreciation	719	1,030
Other	-	258
	$30,285	$40,657

(a)	Inventory write down reversals include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

7.	Finance Items

	Three Months Ended March 31,

	2018	2017

Finance income:
Interest income (a)	$38,895	$37,906
	$38,895	$37,906

Finance costs:
Interest expense and similar charges	$(90,323)	$(84,601)
Amounts capitalized to property, plant and equipment (b)	67,618	42,040
Accretion of decommissioning obligations (Note 15)	(1,281)	(1,247)
	$(23,986)	$(43,808)

(a)

Finance income on the related party receivable relates to amounts placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 19).

(b)

During the three months ended March 31, 2018, the Company has capitalized borrowing costs of $67.6 million (March 31, 2017 - $42.0 million) on qualifying assets. The majority of these were capitalized at the weighted average rate of the Company’s general borrowings of 7.9%.

8.	Cash and cash equivalents

	March 31, 2018	December 31, 2017

Cash at bank and on hand	$126,791	$95,822
Money market funds and other cash equivalents (a)	1,371,642	1,348,961
	$1,498,433	$1,444,783

(a)	At March 31, 2018, short-term liquid investments of $741.7 million (December 31, 2017 - $741.7 million) have been placed with Rio Tinto (refer to Note 19).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

9.	Inventories

	March 31, 2018	December 31, 2017

Current
Concentrate	$112,435	$92,882
Ore stockpiles	69,616	65,556
Provision against carrying value of ore stockpiles	-	(10,129)
Materials and supplies	191,133	193,902
Provision against carrying value of materials and supplies	(71,505)	(68,069)
	$301,679	$274,142
Non-current
Ore stockpiles	$41,226	$51,144
Provision against carrying value of ore stockpiles	(586)	(7,765)
	$40,640	$43,379

During the three months ended March 31, 2018, $168.9 million (March 31, 2017 - $194.4 million) of inventory was charged to cost of sales (Note 5).

During the three months ended March 31, 2018, net write down reversals of $11.4 million (March 31, 2017 - $10.8 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the three months ended March 31, 2018, inventory on which there was a provision against carrying value of $2.5 million (March 31, 2017 - $18.6 million) was sold and recognized in cost of sales for the period.

10.	Receivable from related party and other non-current financial assets

	March 31, 2018	December 31, 2017

Current assets:
Receivable from related party (Note 19)	$1,099,633	$1,367,586
	$1,099,633	$1,367,586

	March 31, 2018	December 31, 2017

Receivable from related party and other non-current financial assets:
Receivable from related party (Note 19)	$1,736,651	$1,788,698
Marketable securities	5,241	8,441
Other	7,023	6,935
	$1,748,915	$1,804,074

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Property, plant and equipment

	Oyu Tolgoi
Three Months Ended March 31, 2018	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2018	$834,310	$3,197,491	$3,315,171	$-	$7,346,972
Additions	3,377	-	299,233	-	302,610
Interest capitalized (Note 7)	-	-	67,618	-	67,618
Depreciation for the period	(13,181)	(42,260)	-	-	(55,441)
Transfers and other movements	-	7,353	(7,353)	-	-
March 31, 2018	$824,506	$3,162,584	$3,674,669	$-	$7,661,759

Cost	1,229,486	4,548,908	3,674,669	1,152	9,454,215
Accumulated depreciation / impairment	(404,980)	(1,386,324)	-	(1,152)	(1,792,456)
March 31, 2018	$824,506	$3,162,584	$3,674,669	$-	$7,661,759

	Oyu Tolgoi
Three Months Ended March 31, 2017	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2017	$854,089	$3,394,948	$2,167,962	$32	$6,417,031

Additions	8,822	-	169,540	-	178,362

Interest capitalized (Note 7)	-	-	42,040	-	42,040

Depreciation for the period	(15,141)	(65,587)	-	(16)	(80,744)

Transfers and other movements	-	2,725	(2,725)	-	-

March 31, 2017	$847,770	$3,332,086	$2,376,817	$16	$6,556,689

Cost	1,187,661	4,490,465	2,376,817	1,152	8,056,095

Accumulated depreciation / impairment	(339,891)	(1,158,379)	-	(1,136)	(1,499,406)

March 31, 2017	$847,770	$3,332,086	$2,376,817	$16	$6,556,689

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Trade and other payables

	March 31, 2018	December 31, 2017

Trade payables and accrued liabilities	$362,834	$360,697
Interest payable on long-term borrowings	63,954	10,161
Payable to related parties (Note 19)	46,464	52,308
Other	756	12,703
	$474,008	$435,869

13.	Borrowings and other financial liabilities

	March 31, 2018	December 31, 2017

Project finance facility (a)	$4,150,466	$4,146,601
Finance lease payable	12,405	12,518
	$4,162,871	$4,159,119

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At March 31, 2018, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	March 31, 2018			Annual interest rate
Facility	Carrying Value (i)	Fair Value	Term	Pre-completion	Post-completion
International Financial
Institutions - A Loan	$762,838	$914,659	15 years	LIBOR+3.78%	LIBOR+4.78%

Export Credit Agencies	869,532	966,383	14 years	LIBOR+3.65%	LIBOR+4.65%
Loan	255,898	277,548	13 years	2.3%	2.3%

MIGA Insured Loan	674,257	747,949	12 years	LIBOR+2.65%	LIBOR+3.65%

Commercial Banks	1,587,941	1,702,886	12 years	LIBOR + 3.4%	LIBOR + 4.4%
- B Loan				Includes $50 million 15-year loan at A Loan rate
	$4,150,466	$4,609,425

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

13.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value on the relevant draw down dates, with aggregate initial fair value being $4,332.1 million before transaction costs. At March 31, 2018, these borrowings are stated net of $181.6 million amortized transaction costs.

14.	Deferred income taxes

	March 31, 2018	December 31, 2017

Deferred tax assets
Non-capital losses	$378,249	$349,956
Other temporary differences including accrued interest	127,893	123,786
	$506,142	$473,742

Deferred tax liabilities
Withholding tax	(30,613)	(25,788)
	$(30,613)	$(25,788)

15.	Decommissioning obligations

	Three Months Ended March 31,
	2018	2017

Opening carrying amount	$125,721	$118,903
Changes in estimates and new estimated cash flows	(93)	402
Accretion of present value discount	1,281	1,247
	$126,909	$120,552

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $268.0 million (December 31, 2017 - $266.5 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2017 - 2.0%).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

16.	Non-controlling interest

	Non-controlling Interest:
	Oyu Tolgoi (a)

	Three Months Ended March 31,

	2018	2017

Balance, January 1	$(893,211)	$(822,892)

Non-controlling interest’s share of loss	(5,988)	(11,252)

Common share investments funded on behalf of non-controlling interest (a)	59,500	-

Funded amounts repayable to the Company (a)	(59,500)	-

Balance, March 31	$(899,199)	$(834,144)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at March 31, 2018, the cumulative amount of such funding was $905.8 million (December 31, 2017 - $846.3 million). Accrued interest of $413.1 million (December 31, 2017 - $387.7 million) relating to this funding, has not been recognized in these consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Three Months Ended March 31,
	2018	2017

Income for the period	$79,704	$29,716

Adjustments for:
Depreciation and amortization	56,329	79,318
Finance items:
Interest income	(38,895)	(37,906)
Interest and accretion expense	23,986	43,808
Realized and unrealized gains on financial instruments	-	(40)
Unrealized foreign exchange losses (gains)	44	(56)
Inventory write down reversals	(11,360)	(10,809)
Income and other taxes	(25,928)	(38,417)
Other items	67	(425)

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	(15,386)	4,168
Trade, other receivables and prepaid expenses	(13,483)	11,851
(Decrease) increase in:
Trade and other payables	(33,031)	(1,352)
Deferred revenue	(7,367)	8,624
Cash generated from operating activities before interest and tax	$14,680	$88,480

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended March 31,
	2018	2017
Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$14,421	$24,357

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Earnings per share

The basic earnings per share is computed by dividing the net income attributable to owners of Turquoise Hill by the weighted average number of common shares outstanding during the period. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. As at March 31, 2018, the number of potentially dilutive shares excluded from the earnings per share calculation due to anti-dilution is nil (December 31, 2017 – 152,042). As of January 29, 2018, there were no longer any outstanding options in the Company’s Equity Incentive Plan. As a result, the Turquoise Hill Board of Directors decided to repeal the Equity Incentive Plan on March 14, 2018.

19.	Related parties

As at March 31, 2018, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2017: 50.8%). The following tables present the consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

	Three Months Ended March 31,
Statements of Income	2018	2017

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	$41	$90
Management services payment (i)	(7,049)	(6,083)
Cost recoveries - Rio Tinto (ii)	(8,553)	(7,894)

Finance income:
Cash and cash equivalents (iii)	3,903	2,784
Receivable from Rio Tinto (iv)	32,273	33,868

Finance costs:
Completion support fee (v)	(27,075)	(27,020)
	$(6,460)	$(4,255)

	Three Months Ended March 31,
Statements of Cash Flows	2018	2017

Cash generated from operating activities
Interest received (iii, iv)	$15,977	$11,929
Interest paid (v)	(11,918)	(12,646)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	320,000	30,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(19,812)	(7,217)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Related parties (continued)

	March 31,	December 31,
Balance Sheets	2018	2017

Cash and cash equivalents (iii)	$741,711	$741,711
Trade and other receivables	14,517	12,819
Prepaid expenses and other assets	39,255	35,736
Receivable from related party and other non-current financial assets (iv) (Note 10)	2,836,284	3,156,284
Trade and other payables (Note 12)
Management services payment - Rio Tinto (i)	(11,976)	(14,128)
Cost recoveries - Rio Tinto (ii)	(34,488)	(38,180)
	$3,585,303	$3,894,242

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At March 31, 2018, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance (Note 13), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At March 31, 2018, the resulting receivable from 9539549 Canada Inc. totalled $2,836.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

At March 31, 2018, the fair value of the receivable approximates its carrying value. The fair value has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the projected timeframe for returning funds to Turquoise Hill, of movements in the fair value of the receivable. This is considered a level 3 fair value measurement.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Related parties (continued)

(v)

As part of the project finance agreements (Note 13), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

20.	Commitments and contingencies

(a)	Capital commitments

At March 31, 2018, the Company had capital expenditure commitments at the balance sheet date of $49.9 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

(b)	Operating lease commitments

The following table presents the future aggregate minimum lease payments under non-cancellable operating leases as at March 31, 2018:

	March 31,	December 31,
	2018	2017

Less than one year	$20,897	$20,317
1 to 5 years	23,153	25,621
More than 5 years	2,882	3,125
	$46,932	$49,063

(c)	Other commitments

During 2017, Oyu Tolgoi signed a new power purchase agreement with the National Power Transmission Grid (“NPTG”) of Mongolia. The power purchase agreement was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (“IMPIC”). The new arrangement took effect on July 4, 2017, subsequent to the expiry of the previous IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier.

At March 31, 2018, the Company had power purchase commitments of $439.3 million. These commitments represent minimum non-cancellable obligations.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

20.	Commitments and contingencies (continued)

(d)

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2013 through 2015. In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

The Company is of the opinion that Oyu Tolgoi has now paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholders’ Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government of Mongolia under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and includes a 60-working-day negotiation period. If the parties are unable to reach a resolution during the 60-working-day period, the dispute can be referred to international arbitration.

The Company accrues for such matters when both a liability is probable and the amount can be reasonably estimated. The Company believes that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law and in the opinion of the Company at March 31, 2018, a provision is not required for the $150 million disputed by the Company relating to the years 2013 through 2015 or any additional amounts related to the period January 1, 2016 to March 31, 2018. The amounts that could arise related to the period January 1, 2016 to March 31, 2018 would be material. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and possible international arbitration. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

21.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

21.	Financial instruments and fair value measurements (continued)

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
●	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

		Fair Value at March 31, 2018
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$295,548	$295,548	$-	$-
Marketable securities (a)	5,241	5,241	-	-
Trade receivables (b)	12,150	-	12,150	-
	$312,939	$300,789	$12,150	$-

		Fair Value at December 31, 2017
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$272,928	$272,928	$-	$-
Marketable securities (a)	8,441	8,441	-	-
Trade receivables (b)	13,695	-	13,695	-
	$295,064	$281,369	$13,695	$-

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.